Exhibit 99.1

CHINA KANGHUI HOLDINGS

CODE OF ETHICS

FOR SENIOR EXECUTIVE AND FINANCIAL OFFICERS

(Adopted by the Board of Directors on July 23, 2010)

1. Purpose of Code of Ethics

The purpose of this Code of Ethics (this “Code”) is to promote: (i) the honest and ethical conduct of our Senior Executive and Financial Officers (defined below), including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by China Kanghui Holdings (the “Company”) and (iii) compliance with all rules and regulations that apply to the Company and its officers.

2. Introduction

This Code is applicable to the Company’s chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents, general counsel, chief accounting officer and financial controller (or any persons performing similar functions, together, the “Senior Executive and Financial Officers”). This Code has been established in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002 and certain related Securities and Exchange Commission (“SEC”) rules. References in this Code to the Company mean the Company, its subsidiaries and consolidated affiliated entities.

While we expect honest and ethical conduct in all aspects of our business from all of our employees, we expect the highest possible honest and ethical conduct from our Senior Executive and Financial Officers. As a Senior Executive or Financial Officer, you are an example for other employees and we expect you to foster a culture of transparency, integrity and honesty. Compliance with this Code is a condition to your employment and any violations of this Code may result in disciplinary action, up to and including termination of your employment.

3. Conflicts of Interest.

A conflict of interest occurs when your private interests interfere, or appear to interfere, in any way, with the interests of the Company as a whole. Conflicts of interest can also arise when you or a member of your family have interests that may make it difficult for you to perform your duties to the Company effectively. Although we cannot list every conceivable conflict, following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:

(a) Improper Personal Benefits from the Company

Conflicts of interest arise when a Senior Executive or Financial Officer or a member of his or her family receives improper personal benefits from the Company as a result of his or her position in the Company. You may not accept any benefits from the Company that have not been duly authorized and approved pursuant to Company policy and procedure, including any Company loans or guarantees of your personal obligations.

(b) Financial Interests in Other Businesses

You should avoid having an ownership interest in any other enterprise if that interest compromises or appears to compromise your loyalty to the Company. For example, you may not own an interest in a company that competes with the Company or that does business with the Company (such as a supplier) unless you obtain the written approval of the chief executive officer (or, with respect to the chief executive officer, approval by the board of directors of the Company (the “Board”)) before making any such investment. However, it is not typically considered, and the Company does not consider it, a conflict of interest (and therefore prior written approval is not required) to make investments in competitors, clients or suppliers that are listed on a national or international securities exchange so long as the total value of the investment is less than two percent (2%) of the outstanding share capital of the corporation and the amount of the investment is not so significant that it would affect your business judgment on behalf of the Company.

(c) Business Arrangements with the Company

Without the prior written approval of the Audit Committee, you may not participate in a joint venture, partnership or other business arrangement with the Company.

(d) Corporate Opportunities

If you learn of a business or investment opportunity through the use of corporate property or information or your position at the Company, such as from a competitor or actual or potential supplier or business associate of the Company (including a principal, officer, director or employee of any of the above), you may not participate in the business or make the investment without the prior written approval of the chief executive officer (or, with respect to the chief executive officer, approval by the Board). Such an opportunity should be considered an investment opportunity for the Company in the first instance.

(e) Outside Employment or Activities with a Competitor

Simultaneous employment with, or serving as a director of, a competitor of the Company is strictly prohibited, as is any activity that is intended to, or that you should reasonably expect to, advance a competitor’s interests at the expense of the Company’s interests. You may not market products or services in competition with the Company’s current or potential business activities. It is your responsibility to consult with the chief executive officer to determine whether a planned activity will compete with any of the Company’s current or potential business activities before you pursue such activity.

(f) Outside Employment with a Supplier

Without the prior written approval of the chief executive officer (or, with respect to the chief executive officer, approval by the Board), you may not be a supplier or be employed by, serve as a director of or represent a supplier to the Company. Without the prior written approval of the chief executive officer (or, with respect to the chief executive officer, approval by the Board), you may not accept money or benefits of any kind from a third party as compensation or payment for any advice or services that you may provide to a client, supplier or anyone else in connection with its business with the Company.

(g) Family Members Working in the Industry

If your spouse or significant other, your children, parents, or in-laws, or someone else with whom you have a familial relationship is a competitor or supplier of Company or is employed by one, you must disclose the situation to the chief executive officer (or, with respect to the chief executive officer, to the Board) so that the Company may assess the nature and extent of any concern and how it can be resolved. You must carefully guard against inadvertently disclosing Company confidential information and being involved in decisions on behalf of the Company that involve the other enterprise.

If you have any doubt as to whether or not conduct would be considered a conflict of interest, please consult with the chief executive officer.

4. Accurate Periodic Reports and Other Public Communications.

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports filed with the SEC and in our other public communications is required by SEC rules and is essential to our continued success. Please exercise the highest standard of care in preparing such materials. We have established the following guidelines in order to ensure the quality of our periodic reports.

•	All Company accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.

•	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses.

•	The Company’s accounting records must not contain any false or intentionally misleading entries.

•	No transaction may be intentionally misclassified as to accounts, departments or accounting periods or in any other manner.

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No information may be concealed from the internal auditors or the independent auditors.

•	Compliance with International Financial Reporting Standards, other applicable accounting standards and the Company’s system of internal accounting controls is required at all times.

5. Compliance with Law and this Code, Reporting of Violations and Accountability.

You are expected to comply with both the letter and spirit of all applicable governmental rules and regulations and this Code and to report any suspected violations of applicable governmental rules and regulations or this Code to the chief executive officer. No one will be subject to retaliation because of a good faith report of a suspected violation. If you fail to comply with this Code or any applicable laws or regulations, you may be subject to disciplinary measures, up to and including termination of your employment.

6. No Rights Created.

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Senior Executive and Financial Officers in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, shareholder or any other person or entity.

7. Amendments.

Amendments to this Code must be in writing and approved by the Board. In addition, any exception from or waiver of the Code may be made only by our Board and will be disclosed to the public, in each case, as required by law or the rules of the New York Stock Exchange.

CHINA KANGHUI HOLDINGS

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted by the Board of Directors on July 23, 2010)

China Kanghui Holdings and its subsidiaries and affiliated entities (collectively, the “Company”) have adopted this Code of Business Conduct and Ethics (the “Code”) as an expression of the Company’s values and to represent a framework for decision-making. The Company is committed to the highest standards of business conduct and ethics. The Company seeks to conduct its business as a good corporate citizen and to comply with all laws, rules and regulations applicable to it or the conduct of its business. The Code shall govern the relationships between the Company’s employees, including directors and officers (each, an “Employee” and collectively, the “Employees”), and the Company’s customers, suppliers, shareholders, competitors, and the communities in which the Company operates.

1. Application of the Code. The Code applies to each Employee and must be strictly observed. If an Employee fails to observe the Code, he or she may face disciplinary action, up to and including termination. Therefore each Employee individually is responsible to understand the Code and to act in accordance with it. The Code is not intended to cover every applicable law, rule or regulation or to provide answers to all questions that may arise. Therefore in addition to observing the Code, an Employee must use good judgment in assessing whether any given action is ethical or otherwise constitutes good business conduct. From time to time an Employee may also be required to seek guidance from others with respect to the appropriate course of conduct in a given situation. If an Employee has any questions regarding any law, rule, regulation, or principle discussed in the Code which may govern business conduct, he or she should contact a supervisor or the Legal Department.

2. Code Does Not Constitute an Employment Contract. The Code does not in any way constitute an employment contract or an assurance of continued employment. It is for the sole and exclusive benefit of the Company and may not be used or relied upon by any other party. The Company may modify or repeal the provisions of the Code or adopt a new Code at any time it deems appropriate, with or without notice to its Employees.

3. Conflicts of Interest.

3.1	Conflicts of Interest Prohibited. The Company’s policy is to prohibit conflicts of interest. A conflict of interest occurs when an Employee’s personal interest interferes, or appears to interfere, with the interests of the Company in any way. Conflicts of interest may only be waived by the Company’s Board of Directors (the “Board”), and will be promptly disclosed to the public to the extent required by law or applicable stock exchange requirements.

3.2	Identifying Conflicts of Interest. A conflict of interest can arise when an Employee or a member of his or her family takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest can also arise when an Employee or a member of his or her family receives improper personal benefits as a result of the Employee’s position in the Company. Such conflicts of interest can undermine an Employee’s business judgment and responsibility to the Company and threaten the Company’s business and reputation. Accordingly, an Employee should avoid all apparent, potential, and actual conflicts of interest. Further, an Employee must communicate to the Legal Department all potential and actual conflicts of interest or material transactions or relationships that reasonably could be expected to give rise to a conflict of interest or the appearance of such a conflict of interest. The following activities all generally constitute a conflict of interest:

3.2.1 Corporate Opportunities. An Employee taking opportunities for his or her own benefit that are discovered through the use of the Company’s information, property or position; or an Employee using the Company’s information, property or position for his or her own personal gain or to compete with the Company.

3.2.2 Loans. The granting by the Company of any loans or guaranties for an Employee or for the Employee’s family members. Such activity will not be allowed without the prior written approval of the Legal Department, and if appropriate, the Board or a committee thereof. The Company will not extend, maintain or arrange for any personal loan to or for any director or executive officer (or the equivalent thereof).

3.2.3 Outside Activity. An Employee engaging in any outside activity that materially detracts from or interferes with the performance by an Employee of his or her services to the Company.

3.2.4 Outside Employment. An Employee serving as a director, representative, employee, partner, consultant or agent of, or providing services to, a company that is a supplier, customer or competitor of the Company.

3.2.5 Personal Interest. An Employee having any personal interest, whether directly or indirectly, in a transaction involving the Company.

3.2.6 Personal Investments. An Employee owning, directly or indirectly, a material amount of stock in, being a creditor of, or having another financial interest in a supplier, customer or competitor.

3.3	Reporting. Each Employee must report conflicts of interest to a superior who they believe is not involved in the matter giving rise to the conflict. Any Employee who has questions as to whether a conflict of interest exists after consulting the Code should contact the Legal Department for assistance in making that determination.

4. Gifts and Entertainment.

4.1	General Policy. The Company recognizes that the giving and receiving of gifts and entertainment is common business practice. However, gifts and entertainment should never compromise, or appear to compromise, an Employee’s ability to make objective and fair business decisions. The Company’s policy is that an Employee may give or receive gifts or entertainment to or from customers and suppliers only if the gift or entertainment could not be viewed as an inducement to any particular business decision.

4.2	Giving Gifts and Entertainment. An Employee must obtain written permission from the head of his or her department before giving any gifts or entertainment on behalf of the Company. Furthermore, the Employee must ensure that the expense for such gifts or entertainment is properly recorded on the Company’s expense reports.

4.3	Reporting Gifts. An Employee must only accept appropriate gifts from customers or suppliers. The Company encourages Employees to submit each such gift he or she receives. However, an Employee must submit to his or her department any gift the objective market value of which exceeds RMB200.

4.4	Bribes, Kickbacks and Secret Commissions Prohibited. The Company’s policy is to encourage fair transactions. No Employee may give or receive any bribe, kickback, or secret commission.

5. Confidentiality. An Employee must maintain the confidentiality of all information entrusted to him or her by the Company, its suppliers, its customers and other individuals or entities related to the Company’s business. Confidential information includes any non-public information that if disclosed might be useful to the Company’s competitors or harmful to the Company, or its customers or suppliers. Confidential information includes, among other things, the Company’s customer lists and details, new product plans, new marketing platforms or strategies, computer software, trade secrets, research and development findings, manufacturing processes, or the Company’s acquisition or sale prospects. Employees in possession of confidential information must take steps to secure such information. Employees must take steps to ensure that only other Employees who have a “need to know” the confidential information in order to do their job can access it, and to avoid discussion or disclosure of confidential information in public areas (for example, in elevators, on public transportation, and on cellular phones). An Employee may only disclose confidential information when disclosure is authorized by the Company or legally required. Upon termination of employment, or at such other time as the Company may request, each Employee must return to the Company any medium containing confidential information, and may not retain duplicates. An Employee has an ongoing obligation to preserve confidential information, even after his or her termination of employment with the Company, until such time as the Company discloses such information publicly or the information otherwise becomes available to the public through no fault of the Employee.

6. Fair Dealing. Each Employee must deal fairly with each of the Company’s customers, suppliers, competitors and other Employees. Employees must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practices.

7. Protection and Proper Use of Company Assets. An Employee must protect the Company’s assets and ensure their efficient use. Such assets include communication systems, information (proprietary or otherwise), material, facilities and equipment, as well as intangible assets. An Employee must not use such assets for personal profit for themselves or others. Additionally, an Employee must act with reasonable care to protect the Company’s assets from theft, loss, damage, misuse, removal and waste. Where an Employee discovers any theft, loss, damage, misuse, removal or waste of a Company asset, he or she must promptly report this to the Company. Finally, an Employee must use reasonable efforts to ensure that Company assets are used only for legitimate business purposes.

8. Compliance with Laws, Rules and Regulations.

8.1	Generally. An Employee must comply fully with all laws, rules and regulations applying to the Company’s business and its conduct in business matters. This includes, among other things, laws applying to bribery, kickbacks, and secret commissions, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gifts, employment harassment, occupational health and safety, false or misleading financial information or misuse of corporate assets. The fact that certain laws, rules or regulations are not enforced in practice, or that the violation of such laws, rules or regulations is not subject to public criticism or censure, will not excuse any illegal action by an Employee. The Company expects each Employee to understand with all laws, rules and regulations that apply to his or her position at the Company. Where an Employee has a doubt as to the legality of a given action or the proper course of conduct, that Employee must immediately consult the Legal Department. Aside from strictly legal considerations, Employees must at all times act honestly and maintain the highest standards of business conduct and ethics, consistent with the professional image of the Company.

8.2	Insider Trading. United States federal and state law prohibits the use of “material inside information” when trading in or recommending Company securities. In accordance with applicable United States federal and state law, no Employee may engage in transactions in Company stock (whether for his or her own account, for the Company’s account or otherwise) while in possession of material inside information (“Insider Trading”) relating to the Company. Furthermore, no Employee who is in possession of material inside information may communicate such information to third parties who may use such information in the decision to purchase or sell Company stock (“Tipping”). These restrictions also apply to securities of other companies if an Employee learns of material inside information in the course of his or her duties for the Company. In addition to violating Company policy, Insider Trading and Tipping are illegal. What constitutes “material inside information” is a complex legal question, but is generally considered to be information not available to the general public, which a reasonable investor contemplating a purchase of Company stock would be substantially likely to take into account in making his or her investment decision. Such information includes information relating to a share split and other actions relating to capital structure, major management changes, contemplated acquisitions or divestitures, and information concerning earnings or other financial information. Such information continues to be “inside” information until it is disclosed to the general public. Any person who is in possession of material inside information is deemed to be an “insider.” This would include directors, officers, Employees (management and non-management), as well as spouses, friends or brokers who may have acquired such information directly or indirectly from an insider “tip.” Substantial penalties may be assessed against people who trade while in possession of material inside information and can also be imposed upon companies and so called controlling persons such as officers and directors, who fail to take appropriate steps to prevent or detect insider trading violations by their employees or subordinates. To avoid severe consequences, Employees should review this policy before trading in securities and consult with the Legal Department if any doubts exist as to what constitutes “material inside information.”

9. Reporting Illegal or Unethical Behavior.

9.1	Obligation to Report Violations. Any Employee who is aware of any illegal or unethical behavior at the Company or in connection with its business, or who believes that an applicable law, rule or regulation or the Code has been violated, must promptly report the matter to the Legal Department. Furthermore, an Employee who has a concern about the Company’s accounting practices, internal controls or auditing matters, should report his or her concerns to the Legal Department. Employees should take care to report violations to a person who they believe is not involved in the matter giving rise to the violation.

9.2	Company to Investigate Reported Violations. The Company will investigate promptly all reports of violations and, if appropriate, remedy the violation. If legally required, the Company will also immediately report the violation to the proper governmental authority. An Employee must cooperate with the Company to ensure that violations are promptly identified and resolved.

9.3	Employees Who Report Violations Will Be Protected from Retaliation. The Company shall protect the confidentiality of those making reports of possible misconduct to the maximum extent possible, consistent with the requirements necessary to conduct an effective investigation and the law. In no event will the Company tolerate any retaliation against an Employee for reporting an activity that he or she in good faith believes to be a violation of any law, rule, regulation, or the Code. Any superior or other Employee intimidating or imposing sanctions on an Employee for reporting a matter will be disciplined up to and including termination.

10. Quality of Disclosure. The Company is subject to certain reporting and disclosure requirements in the United States. As a result the Company will be regularly required to report its financial results and other material information about its business to the public and to regulators. The Company’s policy is promptly to disclose accurate and complete information regarding its business, financial condition and results of operations. Each Employee must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability. Each Employee should be on guard for, and promptly report, any possibility of inaccurate of incomplete financial reporting. Particular attention should be paid to financial results that seem inconsistent with the performance of the underlying business, transactions that do not seem to have an obvious business purpose, or and requests to circumvent ordinary review and approval procedures. The Company’s senior financial officers and other employees working in the Finance Department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the Legal Department. An Employee with information relating to questionable accounting or auditing matters may also confidentially, and anonymously if they desire, submit the information in writing to the Board’s Audit Committee.

11. Responding to Improper Conduct. The Company will enforce the Code on a uniform basis for everyone, without regard to an Employee’s position within the Company. If an Employee violates the Code, he or she will be subject to disciplinary action. Supervisors and managers of a disciplined Employee may also be subject to disciplinary action for their failure to properly oversee an Employee’s conduct, or for any retaliation against an Employee who reports a violation. The Company’s response to misconduct will depend upon a number of factors including whether the improper behavior involved illegal conduct. Disciplinary action may include, but is not limited to, reprimands and warnings, probation, suspension, demotion, reassignment, reduction in salary or immediate termination. Employees should be aware that certain actions and omissions prohibited by the Code might be crimes that could lead to individual criminal prosecution and, upon conviction, to fines and imprisonment.

12. Waivers. Waivers or exceptions to the Code may only be granted in advance and only under exceptional circumstances. A waiver of the Code for any executive officer or director may be made only by the Board or a committee thereof and must be promptly disclosed to the extent required by applicable law and stock exchange requirements.